VIA FACSIMILE & HAND DELIVERY

                         August 15, 1996



144 Committee
Nostalgia Television
650 Massachusetts Avenue, NW
Washington, D.C.  20001


Gentlemen:

          The Nostalgia Network, Inc. ("Nostalgia") is currently indebted to Concept Communications, Inc. ("Concept") in the principal amount of $16.5 million (the "Principal"), plus accrued interest as of August 10, 1996 in the amount of $960,566.89. Concept desires to convert the Principal into equity of Nostalgia. Concept will discuss with Nostalgia separately the terms of the repayment of the outstanding accrued and unpaid interest.

          Concept desires to convert the Principal into a class of preferred stock of Nostalgia with the following rights and preferences:

          1. Liquidation Preferences. $16.5 million, plus all accrued and unpaid dividends.

          2. Dividends. A paid-in-kind dividend at the rate of 6% per annum.

          3.   Conversion Rights.  Convertible into shares of
               Nostalgia common stock at a price of $0.77 per share. Concept would receive full anti-dilution protection.

          4. Voting. The preferred shares will vote, together with the common stock, on an as-converted basis.
               There may be separated class voting on certain issues to be discussed further.

          5. Covenants. Concept desires to discuss continuing the covenants which Nostalgia agreed to in its March 29, 1995 letter agreement with Concept in connection with earlier bridge loans.

          Notwithstanding the above, Concept might be willing to consider entering into negotiations for a participating preferred stock at a different conversion price.

          As best as Concept can determine, Nostalgia is not in a position to sell shares of preferred stocks with the rights described above without first receiving shareholder approval. However, Concept would explore converting into a specially created class of preferred stock ("Special Stock") approved by Nostalgia's Board (without the need for shareholder approval), which Special Stock would be convertible into a class of preferred stock with the appropriate rights and preferences to be approved at the next annual shareholders' meeting. The Special Stock issued for this interim period would grant Concept contractual rights substantially similar to the rights described above. If you believe this proposal does not work, Concept would be willing to consider other economically equivalent alternatives so that conversion can occur promptly and not be held up pending a shareholders' meeting. Of course, before the conversion process is completed, Concept must secure its Board's approval. This offer supersedes all of Concept's preceding debt to equity conversion offers, including Concept's August 8, 1996 offer.

          We look forward to your response.


                              Sincerely,



                              Concepts Communications



                              By: /s/ Werner Seubert
                                 Werner Seubert, VP